August 3, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Youdao, Inc. Form 20-F for the Year Ended December 31, 2022 Filed April 27, 2023 File No. 001-39087
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Jimmy McNamara and Jennifer Gowetski:

This letter sets forth the responses of Youdao, Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated July 21, 2023. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 149

1. We note you reviewed your register of members and the public filings made by your shareholders, including the Schedule 13G/A filed by Orbis Investment Management Limited on February 14, 2023. Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (the “Exhibit 15.4”).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and the public filings on Schedule 13G made by the Company’s shareholders (the “Public Filings”), the Company believes that it had a reasonable basis to conclude that it is not controlled by a foreign government entity. As provided in Exhibit 15.4, as of March 31, 2023, (i) NetEase, Inc. (“NetEase”) is the controlling shareholder of the Company, beneficially owning approximately 55.0% of the Company’s total outstanding shares, and (ii) Peng Ke Holdings Inc. and Orbis Investment Management Limited, as major shareholders of the Company, beneficially owned approximately 16.4% and 11.9%, respectively, of the Company’s total outstanding shares. Additionally, based on publicly available information and the Company’s inquiries to its shareholders:

(i)	NetEase is incorporated in the Cayman Islands, and is a public company listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange; NetEase has confirmed that it is not controlled by any governmental entity in mainland China;

(ii)	Peng Ke Holdings Inc. is ultimately wholly owned and controlled by Cititrust Private Trust (Cayman) Limited, a discretionary and revocable trust constituted under the laws of the Cayman Islands, of which the settlor and the sole beneficiary is Dr. Feng Zhou, the Company’s director and chief executive officer and a natural person not affiliated with any foreign government entity; and

(iii)	Orbis Investment Management Limited is a limited liability company incorporated under the laws of Bermuda. Based on a review of the Public Filings, it did not appear that Orbis Investment Management Limited was owned or controlled by any governmental entity in mainland China. Orbis Investment Management Limited has further confirmed that it is not owned or controlled by any governmental entity in mainland China.

In addition, since each of the Company’s consolidated subsidiaries is owned, directly or indirectly, by the Company, the Company has relied upon the materials and information as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities. Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provide disclosures for itself and its consolidated foreign operating entities, including the variable interest entities (the “VIEs”). In this regard, the Company respectfully submits that, as disclosed in the 2022 Annual Report, pursuant to certain contractual arrangements with the VIEs, the Company is considered the primary beneficiary of the VIEs under U.S. GAAP and therefore consolidates their operating results. Based on publicly available information, the Company’s internal records and its inquiries to all shareholders of the VIEs, the shareholders of the VIEs are individuals not affiliated with any foreign government entity. Therefore, the Company does not consider the VIEs to be owned by any foreign governmental entity, or that any foreign governmental entity has a controlling financial interest in such VIEs.

Based on the above, the Company believes it is reasonable and sufficient to rely on its register of members, the Public Filings, other publicly available information, and inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

Required disclosures under paragraph (b) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its disclosures under paragraph (b)(2) and (b)(3) of Item 16I.

With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials and information as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the Public Filings and inquiry with certain shareholders as to their government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that in preparation of its required disclosures under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information and its internal records and further conducted inquiries to the members of the board of directors of the Company and its consolidated operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. In connection with such review and inquiries, the Company did take into consideration such individuals’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, based on information provided by the applicable individuals to the Company. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure and did not believe such third-party certifications were either available or necessary to its determination. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the 2022 Annual Report, none of the members of the board of directors of the Company or each of the Company’s consolidated operating entities was an official of the Chinese Communist Party.

3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge”. Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of the 2022 Annual Report, the then effective memorandum and articles of association of the Company and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter. Please note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

4. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for the company and your material operating entities. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that its consolidated operating entities are organized or incorporated in mainland China, the British Virgin Islands, Singapore and Hong Kong.

Based on the review conducted by the Company as described in its responses to the Staff’s Comments No.1, with respect to (b)(2), as of the date of the 2022 Annual Report, none of the shares of the Company or any of the Company’s consolidated operating entities was owned by any governmental entity in the jurisdiction in which the Company or such operating entities are incorporated or otherwise organized. With respect to (b)(3), the Company confirms that no governmental entity in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm has a controlling financial interest in the Company or any of the Company’s consolidated operating entities. With respect to (b)(4) and (b)(5), please refer to the Company’s responses to the Staff’s Comments No. 2 and No. 3, respectively.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP